Filed Pursuant to Rule 433
Registration No. 333-209779
February 28, 2017

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated February 28, 2017)

Issuer:	Georgia Power Company
Security:	Series 2017B 3.25% Senior Notes due March 30, 2027
Expected Ratings:*	A3 (Stable)/A- (Stable)/A+ (Stable) (Moody's/Standard & Poor's/Fitch)
Size:	$400,000,000
Initial Public Offering Price:	99.887%
Maturity Date:	March 30, 2027
Treasury Benchmark:	2.25% due February 15, 2027
Benchmark Treasury Yield:	2.363%
Spread to Treasury:	+90 basis points
Re-offer Yield:	3.263%
Optional Redemption:
Make-Whole Call:	Prior to December 30, 2026 at T+15 basis points
Par Call:	On or after December 30, 2026 at 100%
Coupon:	3.25%
Interest Payment Dates:	March 30 and September 30 of each year, beginning September 30, 2017
Format:	SEC Registered
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	373334KH3/US373334KH31
Trade Date:	February 28, 2017
Expected Settlement Date:	March 3, 2017 (T+3)
Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC SunTrust Robinson Humphrey, Inc. UBS Securities LLC
Co-Managers:	Commerz Markets LLC Fifth Third Securities, Inc. PNC Capital Markets LLC C.L. King & Associates, Inc. Loop Capital Markets LLC Siebert Cisneros Shank & Co., L.L.C.
Concurrent Offering:
$450,000,000 of Georgia Power Company’s Series 2017A 2.00% Senior Notes due March 30, 2020, expected to be issued on March 3, 2017. The closing of the offering of the Series 2017B Senior Notes is not contingent on the closing of the concurrent offering.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Georgia Power Company collect at 1-404-506-0776, Barclays Capital Inc. toll free at 1-888-603-5847, J.P. Morgan Securities LLC collect at 1-212-834-4533, SunTrust Robinson Humphrey, Inc. toll free at 1-800-685-4786 or UBS Securities LLC toll free at 1-888-827-7275.